Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 November 2, 2007

100% Principal Protection Notes
Linked to a Global Index Basket
A Strategic Complement to Fixed Income Investing
Barclays Bank PLC Notes Linked to a Global Index Basket due between March 28, 2013 and
September 30, 2013 (to be determined on the Trade Date)

Investment Description

These 100% Principal Protection Notes Linked to a Global Index Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the positive performance of a basket of indices (the “Basket”). The Basket is composed of three equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index (each a “Basket Index”, and together, the “Basket Indices”).

Principal protection applies only at maturity.

Features	Key Dates[1]

❑  Growth Potential: At maturity, you will participate in any positive performance of a global index basket with a participation rate of 100%.

❑  Full Protection of Principal: At maturity, you will receive a cash payment equal to at least your initial principal.

❑  Diversification: You can diversify your portfolio with a principal protected note linked to US, European and Japanese equities.

❑  Foreign Currency Exposure: You will have no direct foreign currency exposure.

	Trade Date:	November 27, 2007
	Settlement Date:	November 30, 2007
	Final Valuation Date[2]:	between March 25, 2013 and
September 25, 2013 (to be
determined on the Trade Date)
	Maturity Date[2]:	between March 28, 2013 and
September 30, 2013 (to be
determined on the Trade Date)
	CUSIP:	06739H 594
	ISIN:	US06739H5946

1

Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

2

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Security Offering

We are offering 100% Principal Protection Notes Linked to a Global Index Basket. The Notes are linked to a Basket, consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index. The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. The Notes are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “Additional Terms Specific to the Notes” on page FWP-2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and this free writing prospectus. See “Key Risks” on page FWP-4 of this free writing prospectus, “Risk Factors” beginning on page IS-1 of the index supplement and “Risk Factors” beginning on page S-3 of prospectus supplement for risks related to investing in the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Note	100%	3.50%	96.50%
Total	$	$	$

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

w   Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:
http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

w   Index supplement dated September 4, 2007:
http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the Performance Securities with Partial Protection Linked to a Global Index Basket that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

w   You seek an investment with (i) exposure to the economies of Japan, the United States or the Eurozone, and (ii) a return linked to the performance of the Basket.

w   You seek an investment that offers 100% principal protection when the Notes are held to maturity.

w   You are willing to forego dividends paid on the component stocks underlying the Basket Indices in exchange for potential enhanced returns if the Basket appreciates and principal protection if the Basket declines.

w   You are willing and able to hold the Notes to maturity.

w   You do not seek current income from this investment.

w   You are willing to invest in the Notes based on the tentative maturity date (the actual maturity date and investment term of the Notes will be determined on the trade date).

The Notes may not be suitable for you if:

w   You do not seek an investment with exposure to the economies of Japan, the United States or the Eurozone.

w   You are unwilling or unable to hold the Notes to maturity.

w   You prefer to receive dividends paid on the component stocks underlying the Basket Indices.

w   You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

w   You seek current income from your investments.

w   You seek an investment for which there will be an active secondary market.

Indicative Terms[1]			Determining Payment at Maturity

Issuer:	Barclays Bank PLC (Rated: AA/Aa1)[2]

Calculate the percentage change from the basket starting level to the basket ending level

You will receive a cash payment that provides you with a return per $10 Note principal amount equal to the Basket Return multiplied by the participation rate of 100%.

Issue Price:	$10 per Note
Term:	64 months to 70 months (to be determined on the
Trade Date)
Reference	The Notes are linked to a basket consisting of the
Asset[3]:	S&P 500® Index (“SPX”), the Dow Jones EURO
STOXX 50® Index (“SX5E”) and the Nikkei® 225
	Index (“NKY”) (each a “Basket Index”, and		Accordingly, if the Basket Return is positive, your payment at maturity per $10 Note principal amount will be calculated as follows: $10 + ($10 x Basket Return x Participation Rate)
together, the “Basket Indices”).
Index	S&P 500® Index	33.34%
Weightings:	Dow Jones EURO STOXX 50® Index	33.33%
	Nikkei 225® Index	33.33%
Participation	100%
Rate:
Principal	100%, if held to maturity
Protection:
Payment at	If the Basket Return is positive, you will receive
Maturity	a cash payment, which will be calculated as follows:		You will receive the principal amount of your Notes at maturity.
(per $10):	$10 + ($10 x Basket Return x Participation)
If the Basket Return is zero or negative, you
will receive a cash payment of $10 per Note.
Basket Return:	Basket Ending Level – Basket Starting Level
Basket Starting Level
Basket Starting	Set to equal 100 on the trade date.
Level[4]:	The Basket closing level on the Final Valuation
Date. On the Final Valuation Date, the Basket
closing level will be calculated as follows:
Basket Ending	100 x [1+ (the SPX Return x 33.34%) +
Level[5]:	(the SX5E Return x 33.33%) +
(the NKY Return x 33.33%)]
The “SPX Return,” the “SX5E Return” and the
“NKY Return” are the index returns[6] of SPX,
SX5E and NKY, respectively, from the trade date
to the final valuation date.
Calculation	Barclays Bank PLC
Agent:

1	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

2

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

3

For a description of further adjustments that may affect one or more Basket Indices or the Basket, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” in the prospectus supplement.

4	The term “initial basket level”, as defined in the prospectus supplement.

5	The term “final basket level”, as defined in the prospectus supplement.

6	The term “index return”, as defined in the prospectus supplement.

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The following scenario analysis and hypothetical examples assume a participation rate of 100%.

Example 1—The level of the Basket increases by 10% from a basket starting level of 100 to a basket ending level of 110.

Because the basket ending level of 110 is greater than the basket starting level of 100, the investor receives a payment at maturity of $11.00 per $10.00 Note principal amount, representing a total return of 10.0% on the Notes.

$10 + ($10 x Basket Return x Participation Rate)
$10.00 + [$10.00 x (10% x 100%)] = $11.00

Example 2—The level of the Basket decreases by 10% from a basket starting level of 100 to a basket ending level of 90.

Because the basket ending level of 90 is less that the basket starting level of 100, the investor receives a payment at maturity of $10 per $10 principal amount of Notes (0% total return on Notes).

What Are the Tax Consequences of the Notes?

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in either of the applicable Indices or in any of the component stocks underlying the applicable Indices. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

w   Market Risk—The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive. You will receive no more than the principal amount of your Notes at maturity if the Basket Return is zero or negative.

w   The Notes May Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, the component stocks underlying the Basket Indices or contracts related to the Basket Indices. If the basket ending level does not exceed the basket starting level, the Basket Return will be zero or negative. This will be true even if the value of the Basket is higher than the basket starting level at some time during the term of the Notes but falls below the basket starting level on the final valuation date.

w   No Principal Protection Unless You Hold the Notes to Maturity—While the payment at maturity for each issue of the offered Notes described in this free writing prospectus is based on the full principal amount of such Notes, the original issue price of the Notes includes the agents’ commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase Notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

w   No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any Index would have.

w   Dealer Incentives—UBS Financial Services, Inc., Barclays Bank PLC, our affiliates and agents act in various capacities with respect to the Notes. UBS Financial Services, Inc., Barclays Capital Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of $0.35 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

w   No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Basket Indices are denominated, although any currency fluctuations could affect the performance of the Basket Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

w   Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

w   Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

w   Many Economic and Market Factors Will Affect the Value of the Notes—In addition to the relative levels of the Indices on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

w   the expected volatility of the Indices;

w   the time to maturity of the Notes;

w   the market price and dividend rate on the component stocks underlying the Indices;

w   interest and yield rates in the market generally and in the markets of the component stocks underlying the Indices;

w   a variety of economic, financial, political, regulatory or judicial events;

w   supply and demand for the Notes; and

w   our creditworthiness, including actual or anticipated downgrades in our credit ratings.

w   Potentially inconsistent research, opinions or recommendations by Barclays—We or our affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the basket indices to which the Notes are linked.

Historical Basket Performances

The graph below illustrates the historical performance of the Basket from April 4, 1997 to November 2, 2007 as if the basket starting level was 100 and index weightings were as per the Indicative Terms on November 2, 2007. Historical levels of the basket should not be taken as an indication of future performance.

Historical Performance of the Global Index Basket
April 4, 1997 – November 2, 2007

Source: Barclays Capital

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

S&P 500® Index

The S&P 500® Index (the “S&P 500 Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index, with the number of companies included in each group as of August 31, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (32); Financials (93); Health Care (53); Industrials (53); Information Technology (74); Materials (28); Telecommunications Services (9); and Utilities (31).

The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>”.

The information on the S&P 500 Index provided in this free writing prospectus should be read together with the discussion under the heading “Equity Indices—S&P 500® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on the weekly closing levels of the S&P 500 Index from April 4, 1997 through November 2, 2007. The closing level on November 2, 2007 was 1501.22.

We obtained the closing levels of the S&P 500 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the S&P 500 Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index
April 4, 1997 – November 2, 2007

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index (the “DJ EURO STOXX 50 Index”) was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company, Inc. and SWX Group. The DJ EURO STOXX 50 Index is composed of 50 European blue-chip companies from within the Eurozone portion of the Dow Jones STOXX 600 Supersector indices, the Dow Jones EURO STOXX Supersector indices. The Dow Jones STOXX 600 Supersector indices contain the 600 largest stock traded on the major exchanges of 18 European countries and are organised into the following 18 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; retail; technology; telecommunications; travel & leisure; and utilities.

The DJ EURO STOXX 50 Index is reported by Bloomberg under the ticker symbol “SX5E <Index>”.

The information on the DJ EURO STOXX 50 Index provided in this free writing prospectus should be read together with the discussion under the heading “Equity Indices—Dow Jones EURO STOXX 50® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the DJ EURO STOXX 50 Index based on the weekly closing levels of the DJ EURO STOXX 50 Index from April 4, 1997 through November 2, 2007. The closing level on November 2, 2007 was 4399.66.

We obtained the closing levels of the DJ EURO STOXX 50 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the DJ EURO STOXX 50 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the DJ EURO STOXX 50 Index will result in the return of any of your initial investment.

Historical Performance of the Dow Jones EURO STOXX® Index
April 14, 1997 – November 2, 2007

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Nikkei® 225 Index

The Nikkei® 225 Index (the “Nikkei 225 Index”) is calculated and disseminated by Nikkei Digital Media, Inc., a wholly owned subsidiary of Nikkei Inc., under exclusive agreement with Nikkei Inc. The Nikkei 225 Index is a modified, price-weighted stock index that measures the composite price performance of 225 underlying stocks trading on the First Section of the Tokyo Stock Exchange, Inc., representing a broad cross-section of Japanese industries. The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

The Nikkei 225 Index is reported by Bloomberg under the ticker symbol “NKY <Index>”.

The information on the Nikkei 225 Index provided in this free writing prospectus should be read together with the discussion under the heading “Equity Indices—Nikkei® 225 Index” in the index supplement. We expect to enter into a license with Nikkei Digital Media, Inc.

Historical Information

The following graph sets forth the historical performance of the Nikkei 225 Index based on the weekly closing levels of the Nikkei 225 Index from April 4, 1997 through November 2, 2007. The closing level on November 2, 2007 was 16517.48.

We obtained the closing levels of the S&P 500 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Nikkei 225 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the Nikkei 225 Index will result in the return of any of your initial investment.

Historical Performance of the Nikkei 225™ Index
April 4, 1997 – November 2, 2007

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the free writing prospectus, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.